Important
Points

First Federal Bank 601 Clinton Street, Defiance, OH  43512

We are excited that Bank of Lenawee will soon become part of First Federal Bank. We want to introduce ourselves and give you some key points to keep in mind:

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We understand that a sudden change like this can produce a range of feelings, including anxiety and confusion. Our intent is to communicate early and often throughout this process to eliminate as much uncertainty as we can.  We want you to log your questions as they arise, and give those questions to any of your BOL Executives so they can forward the questions to us. We will be fair, open and honest with you in all of our interactions.

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In the next few days, we will be scheduling meetings that will allow you more time to ask questions, share concerns, establish teams, and learn more about First Federal. Our goal is to make this transition as easy as possible on you.

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An experienced Transition Team is in place at First Federal and will be responsible for identifying and addressing key issues concerning the people, processes and technology involved.  We will be working in partnership with the staff of BOL to insure success during this transition. You will see some of our staff in your areas as early as tomorrow, as we begin the work of getting to know you and your processes better. We have already met some of your staff and we are convinced that together, we will make a great team.

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We anticipate a final closing date by late first quarter, 2008. That means we will have significant time to work through any of the transition issues we have identified and map out plans for all employees.

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The press release has been distributed, and your customers will likely read this announcement in tomorrow's papers. They, like you, will have questions. It's critical to communicate reassurance to the customers--Bank of Lenawee has a strong customer base and we will want to keep each and every one of them! Let them know that things will remain "as is" for at least six months, then the name will change and their options will expand. They will continue to be served by a community bank that puts the customer first.

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The Bank of Lenawee branch locations are very similar to existing First Federal Bank locations.  Like BOL, we have a long-standing community banking philosophy of superior customer service and local decision-making; we want to continue these proven practices and build on the success you have already experienced in these locations.

•	Thank you in advance for your patience and understanding throughout this process. We look forward to working with you and getting to know you better!

Filed by: Pavilion Bancorp, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.: 0-26850